SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2007

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [  ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.

                           Magal Security Systems Ltd.



6-K Items

     1. Press Release re Magal Security Systems Ltd. Announces Third Quarter 2007 Results dated November 5, 2007.

                                                                          ITEM 1

Press Release                                 Source: Magal Security Systems Ltd

Magal Security Systems Ltd. Announces Third Quarter 2007 Results

Monday November 5, 7:30 am ET

Revenues for the Third Quarter Increased by 35.4% YOY

YAHUD, Israel, November 5 /PRNewswire-FirstCall/ -- Magal Security Systems Ltd. (Nasdaq GM: MAGS; TASE: MAGS) today announced its consolidated financial results for the three and nine-month periods ended September 30, 2007. The results include the consolidation as of September 1, 2007, of its recently acquired European subsidiary, that is engaged in the installation and integration of security systems.

Third Quarter Results

Revenues for the third quarter of 2007 were US$21.9 million, an increase of 35.4% compared with the third quarter of 2006 and an increase of 46.4% compared with second quarter of 2007.

Gross profit for the third quarter of 2007 reached US$7.9 million, an increase of 14.8% over the third quarter of 2006 and an increase of 19.9 % compared with second quarter of 2007. Gross margin for the third quarter was 36.1%, compared with 42.6% in the third quarter of 2006 and 44.1% in the second quarter 2007. The lower gross margin was the result of a special and prestigious project for the Israeli government which bears a low margin.

Operating income for the third quarter of 2007, including a one-time charge of $960,000, totaled US$95,000, compared with US$1.2 million for the third quarter of 2006, and compared with US$761,000 in the second quarter 2007. The one-time charge relates to contractual post employment benefits for the Company's chairman who will retire at the end of the fourth quarter of 2007.

Financial expenses for the third quarter of 2007 totaled US$981,000 and included approximately US$700,000 of foreign exchange losses resulting from the devaluation of the US dollar aginst both the new Israeli Shekel and the Canadian dollar.

Income taxes for the third quarter of 2007 reached US$749,000, which include a tax provision for final tax assessments in the amount of US$500,000 relating to the years 2001-2004.

Net loss for the third quarter of 2007, including the one-time charge relating to post-employment benefits and the tax provision for final tax assessment relating to prior years, totaled US$1.6 million, compared to net income of US$623,000 in the third quarter of 2006 and US$342,000 in the second quarter of 2007. Diluted loss per share was US$0.16, compared to diluted earnings per share of US$0.06 in the third quarter of 2006.

Operating income, on a non-GAAP basis for the third quarter of 2007, which excludes the impact of the one-time post employment benefits charge of $960,000, reached US$1.1 million, a decrease of 14.1% over the third quarter of 2006, and a sequential increase of 38.6% over the second quarter of 2007. Operating margin for the quarter, excluding the one-time charge reached 4.8%, compared to 7.6% in the third quarter of 2006.

Net loss on a non-GAAP basis for the third quarter of 2007 was US$367,000, or $0.04 per fully diluted share.

Nine Month Results

Revenues for the first nine months of 2007 reached US$51.9 million, an increase of 16.6% compared with the same period in 2006.

Gross profit for the first nine months of 2007 reached US$21.0 million, an increase of 11.7% compared with the same period in 2006.

Operating income for the first nine months of 2007 reached US$1.6 million, a decrease of 31.9% compared to US$2.4 million in the same period in 2006. Excluding the one-time charge recorded in relation to the special post employment benefit, operating income on a non-GAAP basis for the first nine months of 2007 increased to US$2.6 million, representing a 4.9% operating margin.

Net loss for the first nine months period of 2007 reached US$1.0 million, compared to net income of US$1.0 million in the same period in 2006. Diluted loss per share for the first nine months ended September 30, 2007 was US$0.10, compared with diluted earnings per share of US$0.10 in the same period of last year.

"We are very pleased to report another good quarter for the company in terms of generating strong revenues and signing new orders for our full basket of products, further expanding our global presence," commented Mr. Izhar Dekel, CEO of Magal. "We continue to generate strong demand for our products and expect to surpass 2006 in terms of revenues and excluding the one-time charges of this quarter, we expect that our operating profit will also surpass 2006."

Mr. Dekel continued, "This quarter we took another substantial step in our strategy of expanding our global presence and range of solutions offerings. During the quarter we completed the acquisition of a European company involved in the installation and integration of security systems that is active in geographic areas where Magal has historically had limited activity. This is a very important milestone for our company in terms of our expansion in the integration field, particularly in countries with strong growth potential. Furthermore, we continue to see increased demand for Magal's solutions from both the military and civilian space, worldwide."

Use of Non-GAAP Financial Information

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which Magal believes are the principal indicators of the operating and financial performance of its business. The non-GAAP financial measures exclude the effects of one time post-employment benefit charges and a provision for final tax assessments for prior years. Management believes the non-GAAP financial measures provided are useful to investors' understanding and assessment of Magal's on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the company. Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the company's current performance. However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP. Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

Conference Call

The Company will be hosting a conference call later today at 10:00 am EST. On the call, Mr. Izhar Dekel, CEO and Mrs. Raya Asher, V.P. Finance & CFO, will review and discuss the results and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

    US Dial-in Number: 1-888-668-9141
    UK Dial-in Number: 0-800-917-5108
    Israel Dial-in Number: 03-918-0688
    International Dial-in Number: +972-3-918-0688
    at: 10:00 am Eastern Time; 7:00 am Pacific Time; 5:00 pm Israel Time


A replay of the call will be available from the day after the call. The link to the replay will be accessible from Magal's website at: http://magal-ssl.com.

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies video monitoring services through Smart Interactive Systems, Inc., a subsidiary in the U.S. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats.

Magal trades under the symbol MAGS in the U.S. on the Nasdaq Global Market and in Israel on the Tel-Aviv Stock Exchange (TASE).

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

                   UNAUDITED CONDENSED CONSOLIDATED STATEMENTS
                                  OF INCOME
                      (All numbers except EPS expressed in
                              thousands of US$)

                           Nine Months Ended           Quarter Ended
                             September 30,              September 30,
                         2007     2006 % change     2007       2006 % change

    Revenues           51,886   44,506     16.6   21,884     16,160     35.4

    Cost of revenues   30,881   25,700     20.2   13,981      9,276     50.7

    Gross profit       21,005   18,806     11.7    7,903      6,884     14.8

    Operating
    expenses:

    Research and
    development, net    3,885    3,802      2.2    1,283      1,152     11.4

    Selling and
    marketing           9,734    8,115     20.0    3,858      2,830     36.3

    General and
    administrative      4,825    4,537      6.3    1,707      1,674      2.0

    Special post
    employment
    benefit               960        -        -      960          -        -


    Total operating
    expenses           19,404   16,454     17.9    7,808      5,656     38.0

    Operating income    1,601    2,352    (31.9)      95      1,228    (92.3)

    Financial
    expense, net        1,419      640    121.7      981        260    277.3

    Income (loss)
    from continuing
    operations
    before income
    taxes                 182    1,712    (89.4)    (886)       968        -


    Income taxes        1,177      616     91.1      749        345    117.1

    Net income
    (loss) from
    continuing
    operations           (995)   1,096        -   (1,635)       623        -


    Loss on
    discontinued
    operations, net         -       55        -        -          -        -


    Net income
    (loss)               (995)   1,041        -   (1,635)       623        -

    Net income
    (loss) per share:

    Basic             $ (0.10)  $ 0.10        -  $ (0.16)    $ 0.06        -

    Diluted           $ (0.10)  $ 0.10        -  $ (0.16)    $ 0.06        -

    Weighted average number
    of shares

    Outstanding:

    Basic              10,394   10,382            10,395     10,390

    Diluted            10,442   10,447            10,429     10,435



                           FINANCIAL RATIOS



                                    Nine Months Ended        Quarter Ended
                                      September 30,          September 30,
                                    2007         2006    2007          2006

    Gross margin                    40.5         42.3    36.1          42.6

    Research and development,
    net as a % of revenues           7.5          8.5     5.9           7.1

    Selling and Marketing as a %
    of revenues                     18.8         18.2    17.6          17.5

    General and administrative
    as a % of revenues               9.3         10.2     7.8          10.4

    Operating margin                 3.1          5.3     0.4           7.6

    Net income margin (after
    discontinued operation)         (1.9)         2.3    (7.5)          3.9

    Total bank debt to total
    capitalization                * 0.55       **0.43  * 0.55        **0.43

    Current ratio                 * 1.75       **2.12  * 1.75        **2.12


    * As of September 30, 2007
    ** As of December 31, 2006

                           MAGAL SECURITY SYSTEMS LTD.
                   Reconciliation of GAAP to NonGAAP Measures
                                   (Unaudited)
                      (All numbers except EPS expressed in
                              thousands of US$)

                                   Quarter Ended September 30, 2007
                                         GAAP  Non-GAAP

    Revenues                         $ 21,884  $ 21,884

    Cost of revenues                   13,981    13,981

    Gross profit                        7,903     7,903

    Operating expenses:

    Research and development, net       1,283     1,283

    Selling and marketing               3,858     3,858

    General and administrative          1,707     1,707

    Special post employment
    benefit                               960         -

    Total operating expenses            7,808     6,848

    Operating income                       95     1,055

    Financial expense, net                981       981

    Income (loss) from continuing
    operations before income
    taxes                                (886)       74


    Income taxes                          749       441

    Net income (loss) from
    continuing operations              (1,635)     (367)

    Loss on discontinued
    operations, net                         -         -

    Net income (loss)                $ (1,635)   $ (367)

    Net income (loss) per share:

    Basic                             $ (0.16)  $ (0.04)

    Diluted                           $ (0.16)  $ (0.04)

    Weighted average number
    of shares outstanding:

    Basic                              10,395    10,395

    Diluted                            10,429    10,429

    Non-GAAP net income (loss)                   $ (367)

    Reconciliation items:

    Special post employment
    benefit                                        (960)

    Income taxes with respect to                    192
    Special post employment
    benefit

    Income taxes *                                 (500)

    GAAP net loss                              $ (1,635)

    *) final tax assessments relating to the years 2001-2004.


    FINANCIAL RATIOS                 GAAP Non-GAAP

    Gross margin                     36.1     36.1

    Research and development, net
    as a % of revenues                5.9      5.9

    Selling and Marketing as a %
    of revenues                      17.6     17.6

    General and administrative as
    a % of revenues                   7.8      7.8

    Operating margin                  0.4      4.8

    Net income margin (after
    discontinued operation)          (7.5)    (1.7)


                           MAGAL SECURITY SYSTEMS LTD.
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                   (All numbers expressed in thousands of US$)

                                    September   December
                                       30,         31,
                                      2007        2006
    CURRENT ASSETS:

    Cash and cash equivalents         $ 6,447   $ 4,908

    Marketable securities               4,105     3,067

    Short term bank deposits           14,841    14,186

    Trade receivables                  28,624    28,027

    Unbilled accounts receivable        7,475     5,389

    Other accounts receivable
    and prepaid expenses                4,887     3,995

    Deferred income taxes               2,120     1,604

    Inventories                        16,395    13,971

    Total current assets               84,894    75,147

    Long term investments and
    receivables:

    Long-term trade receivables           281       224

    Long-term loans                       715       622

    Long-term bank deposits             1,800     4,800

    Severance pay fund                  2,592     2,401

    Total long term investments
    and receivables                     5,388     8,047

    PROPERTY AND EQUIPMENT, NET        14,148    14,366

    OTHER ASSETS, NET                  16,494     6,121

    Total assets                    $ 120,924  $103,681

    CURRENT LIABILITIES:

    Short-term bank credit           $ 25,013  $ 17,026

    Current maturities of
    long-term bank debt                   795       795

    Trade payables                     10,295     6,001

    Other accounts payable,
    accrued expenses and
    customer advances                  12,517    11,608

    Total current liabilities          48,620    35,430

    LONG-TERM LIABILITIES:

    Long-term bank debt                 7,937     7,399

    Long-term accounts payable              -       178

    Accrued severance pay               3,346     2,524

    Total long-term liabilities        11,283    10,101

    SHAREHOLDERS' EQUITY               61,021    58,150

    TOTAL LIABILITIES AND           $ 120,924  $103,681
    SHAREHOLDERS' EQUITY



    Contacts:

    Company                             Investor Relations
    Magal Security Systems, Ltd         Gelbart Kahana Investor Relations
    Raya Asher, CFO                     Ehud Helft/Kenny Green
    Tel: +972-3-5391444                 Tel: +1-866-704-6710
    E-mail: magalssl@trendline.co.il    E-mail: info@gkir.com

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                (Registrant)



                                            By: /s/ Izhar Dekel
                                                ---------------
                                                Izhar Dekel
                                                Chief Executive Officer



Date:  November 5, 2007